March 23, 2026

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd
15th Floor, Sannuo Smart Building
No. 3388 Binhai Ave, Binhai Community
Nashan District, Shenzhen, China

        Re: Lianhe Sowell International Group Ltd
            Form 20-F for the Year Ended March 31, 2025
            File No. 001-42579
Dear Yue Zhu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended March 31, 2025
Introduction, page ii

1. Your definition of China and PRC excludes Macau, Taiwan and Hong Kong for purposes of this Annual Report. Please revise to remove the exclusion of Macau, Taiwan and
       Hong Kong from such definition. Clarify that all the legal and operational risks
       associated with having operations in the People   s Republic of China
(PRC) also apply to
       operations in Macau, Taiwan and Hong Kong. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Macau, Taiwan and
       Hong Kong differs from PRC law and describe any risks and consequences to the company associated with those laws. In your response, please provide us with the revised disclosures that you intend to include in your March 31, 2026 Form 20-F. March 23, 2026
Page 2
Risk Factors
We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable..., page 13

2. We note you have elected to take advantage of the extended transition period provided in
       Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise this risk factor to disclose that, as a result of such election, your financial statements may not be comparable to companies that comply with public company effective dates.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Anna J. Wang